Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Liberty Global, Inc.:

We consent to the incorporation by reference in this registration statement of our report dated February 24, 2010, except for note 5, which is as of May 11, 2010, with respect to the consolidated balance sheets of Liberty Global, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive earnings (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2009, which report appears on Form 8-K of Liberty Global, Inc. dated May 11, 2010. Our report indicates that the financial statements of Telenet Group Holding NV, a majority-owned subsidiary as of December 31, 2007 and for the year then ended, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Telenet Group Holding NV, is based solely on the report of the other auditors.

Our report refers to a change in the methods of accounting for business combinations, noncontrolling interests, certain investments, and an insurance arrangement, as well as a change in presentation of reportable segments. That report also indicates that the J:COM Disposal Group has been retrospectively presented as a discontinued operation.

We also consent to the incorporation by reference in this registration statement of our report dated February 24, 2010 on the effectiveness of internal control over financial reporting, which appear in the December 31, 2009 annual report on Form 10-K of Liberty Global, Inc. Our report dated February 24, 2010, on the effectiveness of internal control over financial reporting as of December 31, 2009, contains an explanatory paragraph that states J Sports Broadcasting Corporation and other businesses were excluded from management’s evaluation of the effectiveness of internal control over financial reporting.

/s/ KPMG LLP
KPMG LLP

Denver, Colorado
September 27, 2010